Contact

www.linkedin.com/in/mark-torelli
(LinkedIn)

Top Skills

Leadership
Microsoft Office
Data Analysis

Mark Torelli

CFO | Director of Finance | Leadership, Strategic Planning, Communication | Helping innovative businesses scale their finance operations
San Diego, California, United States

Summary

I am a passionate corporate finance and accounting leader with over 13 years of experience building and scaling finance operations, and a strong business partner with a focus on comprehensive and accurate financial analysis to assist with executive decision-making.

My core competencies include strategic analysis, forecasting, modeling, full-cycle accounting, and building high performing teams. I have industry experience in SaaS, CPG, B2B Services, Startups, Software, Technology, Healthcare, Life Sciences, Construction, and Law.

I enjoy a challenge and consistently achieve high standards and exceed company targets through effectively working with stakeholders at all levels. In addition, I am well organized, with great attention to detail and the ability to work to deadlines while delivering quality output and clear communication.

My mission is to empower CEOs to scale their companies by delivering best in class finance operations and strategic analysis.

Director of Finance | Corporate Controller | GAAP | FP&A | Strategy | Strategic Planning | Forecasting | Modeling | Budgeting | Data Analysis | Financial Models | Reporting | Audit | Operations | HR | Recruiting | SaaS | Treasury

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Experience

Presearch
Chief Financial Officer
May 2024 - Present (2 years)
San Diego, California, United States

Digital Capital Management
Chief Financial Officer
May 2024 - Present (2 years)
San Diego, California, United States

Psalion
Chief Financial Officer
May 2024 - Present (2 years)
San Diego, California, United States

TW Consulting
Director of Finance
October 2023 - May 2024 (8 months)
San Diego, California, United States

• Providing financial strategy and operational support to small businesses and startups.

Jon Renau
Director of Finance | CPG Wholesaler
August 2021 - July 2023 (2 years)
Carlsbad, California, United States

• Led Finance, Accounting, and IT operations for CPG Wholesaler, growing it from $20M to $38M revenue in 2 years.

• Created custom supply/demand model analyzing 60 months of sales data from 12,000 SKUs to align production with demand, increasing inventory turns by 100% and cutting backorders by 80%.

• Executed an algorithmic pricing overhaul which resulted in $700k increased margin.

• Implemented cost-savings measures including supplier negotiations and a pcard program which together saved $1M annually.

• All FP&A functions including detailed zero-based budget, three statement financial modeling, and ad-hoc reporting and analysis.

Transdev North America
Regional Controller | B2B Transportation Services
August 2018 - August 2021 (3 years 1 month)
San Diego, California, United States

• Led Finance and Accounting operations for commuter shuttle provider that generated $60M annual revenue with 325 employees.

• Created winning bids to RFPs using complex bid modeling, negotiated pricing and contract terms with customers including Apple, Tesla, Netflix, eBay, Paypal, and Genentech.

• Managed fleet of 200+ buses, completing a reassignment project that saved $500k in leasing costs.

Super Evil Megacorp
Director of Finance and Administration | Software Game Development
May 2014 - April 2018 (4 years)
San Mateo, CA

• Built entire finance & accounting function for start-up software game development studio from scratch
• Partnered with CEO to lead three funding rounds totaling $49M and managed the cap table
• Built and managed HR, Recruiting, IT and Facilities functions from scratch, including hands-on recruiting of over 70 software engineers and other tech and art professionals

Xero
Partner Enablement Specialist | B2B SaaS
August 2013 - May 2014 (10 months)
San Francisco, California, United States

• Worked with large CPA and bookkeeping firms to help them integrate Xero accounting software into their practices with a goal of having them recommend Xero to clients instead of Quickbooks
• Assisted Product Analyst and Tech teams in the development of an automated tool to migrate customers from Quickbooks to Xero

The Parkinson's Institute
Controller | Healthcare & Clinical Research
October 2010 - October 2012 (2 years 1 month)
Sunnyvale, California, United States

• Managed accounting team and all accounting and finance functions for Non-Profit clinical research and medical facility
• Monthly financial reporting to COO and board of directors

• Contract negotiation. Grant management and reporting. Cash and asset management.

Education

Carnegie Mellon University
Bachelor of Science (BS), Mathematics